UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409321502

(CUSIP Number)

Robert J. Merlino
CapGen Capital Group VI LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 10, 2016

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321502
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,053,553
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 51,053,553
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,053,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9% (1)
14.	Type of Reporting Person (See Instructions) PN
__________
(1)
The calculation of the percentage of outstanding shares is based on 170,954,480 shares of Common Stock (as defined in the 13D filing) outstanding as of October 30, 2015, as disclosed by the Issuer (as defined in the 13D filing) in its Form 10-Q filed November 5, 2015 (the “10-Q”).

CUSIP No. 409321502
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,053,553
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 51,053,553
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,053,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9% (1)
14.	Type of Reporting Person (See Instructions) OO
__________
(1)	The calculation of the percentage of outstanding shares is based on 170,954,480 shares of Common Stock outstanding as of October 30, 2015, as disclosed by the Issuer in its 10-Q.

CUSIP No. 409321502
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 51,053,553
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 51,053,553
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,053,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9% (1)
14.	Type of Reporting Person (See Instructions) IN
__________

(1)	The calculation of the percentage of outstanding shares is based on 170,954,480 shares of Common Stock outstanding as of October 30, 2015, as disclosed by the Issuer in its 10-Q.

CUSIP No. 409321502
1.	Names of Reporting Persons. Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,142
	8.	Shared Voting Power 51,053,553
	9.	Sole Dispositive Power 7,142
	10.	Shared Dispositive Power 51,053,553
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,060,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.9% (1)
14.	Type of Reporting Person (See Instructions) IN

__________

(1)	The calculation of the percentage of outstanding shares is based on 170,954,480 shares of Common Stock outstanding as of October 30, 2015, as disclosed by the Issuer in its 10-Q.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 5 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010, Amendment No. 2 filed on May 23, 2012, Amendment No. 3 filed on June 28, 2012 and Amendment No. 4 filed on September 27, 2012, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D filing is hereby amended and supplemented as follows:

In connection with Mr. Goldstein’s service as a member of the board of directors of the Issuer, Mr. Goldstein received grants of restricted stock units.  Pursuant to an arrangement with CapGen LP, any grants of Common Stock to Mr. Goldstein for his services as a director are split 80/20 with CapGen LP.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by inserting the below paragraphs immediately following the eleventh paragraph thereof:

On February 10, 2016, the Issuer entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Xenith Bankshares, Inc., a Virginia corporation (“Xenith”).  The Reorganization Agreement provides for, among other things, the merger of Xenith and the Issuer, subject to the terms and conditions set forth therein.  Under the Reorganization Agreement, each issued and outstanding share of common stock of Xenith shall be converted into 4.4 shares of Common Stock.  Following the consummation of the transactions contemplated by the Reorganization Agreement, CapGen LP will own approximately 22.2% of the outstanding Common Stock of the Issuer.

On February 10, 2016, CapGen LP and Mr. Goldstein, each in their capacity as shareholder, entered into a voting agreement (the “CapGen Voting Agreement” and the “Goldstein Voting Agreement”, respectively, and together, the “Voting Agreements”), with respect to, among other things, the voting of CapGen LP’s and Mr. Goldstein’s shares of Common Stock in favor of the approval of the terms of the Reorganization Agreement and the transactions contemplated thereby.

Item 5	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	51,053,553	29.9%	51,053,553	0	51,053,553	0
CapGen Capital Group VI LLC	51,053,553	29.9%	51,053,553	0	51,053,553	0
Eugene A. Ludwig	51,053,553	29.9%	0	51,053,553	0	51,053,553
Robert B. Goldstein	51,060,695	29.9%	7,142	51,053,553	7,142	51,053,553

(1)	The calculation of the percentage of outstanding shares is based on 170,954,480 shares of Common Stock outstanding as of October 30, 2015, as disclosed by the Issuer in its 10-Q.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the below paragraphs immediately prior to the last paragraph thereof:

Pursuant to the Voting Agreements, each of CapGen LP and Mr. Goldstein have agreed, among other things, (i) to vote or exercise its right to consent with respect to all of its shares of Common Stock in favor of the approval of the terms of the Reorganization Agreement and all agreements and actions related thereto, and (ii) not to vote in favor of, or consent to, and will vote against and not consent to, the approval of any (a) HRB Acquisition Proposal (as that term is used therein), (b) corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or materially delay the consummation of, the transactions contemplated by the Reorganization Agreement or (c) any other matter relating to, or in connection with, any of the foregoing matters.  In connection with the foregoing, CapGen LP and Mr. Goldstein each granted a revocable proxy appointing Xenith as such attorney-in-fact and proxy, with full power of substitution, for and in such shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the respective Voting Agreements as Xenith or its proxy or substitute shall, in Xenith’s sole discretion, deem proper.

In addition, CapGen LP and Mr. Goldstein shall not, without the prior written consent of Xenith, directly or indirectly, (i) grant any proxies or enter into any voting trust or other arrangement with respect to the voting of any of their shares of Common Stock relating to the matters set forth in the Voting Agreements (other than a proxy granted to any directors or officers of the Issuer), (ii) revoke the proxy granted pursuant to the Voting Agreements except upon termination of the Voting Agreements or (iii) transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect transfer, encumbrance or other disposition of, any shares of Common Stock, prior to the termination of the Voting Agreements.

Each of CapGen LP and Mr. Goldstein agreed, in its capacity as a shareholder of the Issuer, that it will not, and will instruct and use reasonable best efforts to cause its representatives and partners (in the case of CapGen LP) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to a HRB Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any HRB Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with or otherwise cooperate in any way with, any person in connection with any HRB Acquisition Proposal or (iv) unless the Voting Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to and entered into in accordance with the Reorganization Agreement) relating to any HRB Acquisition Proposal, in each case, except to the extent that the Issuer is permitted to take such action pursuant to the Reorganization Agreement.  Each of CapGen LP and Mr. Goldstein will promptly (within 24 hours) advise Xenith following receipt of any HRB Acquisition Proposal or any inquiry which could reasonably be expected to lead to a HRB Acquisition Proposal, and the substance thereof (including the material terms and conditions of the HRB Acquisition Proposal), and will keep Xenith apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or HRB Acquisition Proposal, in each case to the extent HRB has not previously notified Xenith.

Each Voting Agreement shall terminate upon the earlier of (a) the effective time of the reorganization, (b) termination of the Reorganization Agreement in accordance with its terms or (c) if the Issuer’s Board of Directors has delivered to its shareholders a recommendation change in accordance with the Reorganization Agreement.  Upon any such termination all rights or obligations of the parties under the Voting Agreements shall immediately terminate.

The foregoing references to and description of the Voting Agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the CapGen Voting Agreement and the Goldstein Voting Agreement, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 12	Joint Filing Agreement, dated February 12, 2016, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.

Exhibit 13	Voting Agreement, dated February 10, 2016, by and among CapGen Capital Group VI LP and Xenith Bankshares, Inc.

Exhibit 14	Voting Agreement, dated February 10, 2016, by and among Robert B. Goldstein and Xenith Bankshares, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2016

CAPGEN CAPITAL GROUP VI LP

	By:	CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Name:	Robert B. Goldstein

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 12	Joint Filing Agreement, dated February 12, 2016, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.

Exhibit 13	Voting Agreement, dated February 10, 2016, by and among CapGen Capital Group VI LP and Xenith Bankshares, Inc.

Exhibit 14	Voting Agreement, dated February 10, 2016, by and among Robert B. Goldstein and Xenith Bankshares, Inc.